UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C  20549

                    (Mark One)

[ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[    ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission file number 333-15835

A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

Delta Funding Corp. 401(k) Profit Sharing Plan

B.      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Delta Financial Corporation
1000 Woodbury Road, Suite 200
Woodbury, New York  11797

REQUIRED INFORMATION

The following financial statements are furnished for the plan:

The Statements of Net Assets Available for Benefits of the Plan as of December 31, 2006 and 2005 and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2006 and 2005 and supplemental schedule for the year ended December 31, 2006, together with the Reports of Independent Registered Public Accounting Firm are filed herewith.

EXHIBIT INDEX

Exhibit Number                                    Document Description

23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DELTA FUNDING CORP. 401(k) PROFIT SHARING PLAN
(Name of Plan)

                                                By: /s/ Marc Miller
                                                Name:  Marc Miller
                                                Title:  Trustee

Date:  July 13, 2007

DELTA FUNDING CORPORATION 401(k)
PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Trustees of
Delta Funding Corporation 401(k) Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the Delta Funding Corporation 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, schedule H, line 4i - schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

As discussed in Note (2) to the financial statements, the Plan adopted Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting Of Fully Benefit-Responsive Investment Contracts Held By Certain Investment Companies Subject To The AICPA Investment Company Guide And Defined-Contribution Health And Welfare And Pension Plans as of December 31, 2006.

/s/ Marcum & Kliegman LLP
Melville, New York
July 13, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of
Delta Funding Corporation 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Delta Funding Corporation 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2005, and the related statements of changes in net assets available for benefits for the year ended December 31, 2005.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes at the end of the year, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Marks Paneth & Shron LLP
Woodbury, New York
July 10, 2006

DELTA FUNDING CORPORATION 401(k)
PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	At December 31,
	2006	2005
Assets:
Investments at fair value:
Mutual funds	$21,873,854	$15,884,330
Guaranteed interest account	2,239,846	1,824,727
Common stock	1,193,328	1,059,020
	25,307,028	18,768,077
Contributions receivable:
Participant	35,312	37,434
Employer	45,646	17,773

Loans receivable – participants	833,606	483,336
	26,221,592	19,306,620
Liabilities:
Payable to participants	173,732	--
	173,732	--

Net assets available for benefits	$26,047,860	$19,306,620

The accompanying notes are an integral part of these financial statements.

DELTA FUNDING CORPORATION 401(k)
PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2006 and 2005

	For the Year Ended December 31,
	2006	2005
Additions to Net Assets Attributed to:
Participants’ contributions	$3,984,862	$3,570,455
Employers’ contributions	1,467,066	1,273,220
Rollover contributions	28,605	82,773
Investment earnings	204,940	149,935
Interest on loans to participants	40,240	22,093
Interest on guaranteed interest account	71,780	38,538
Net unrealized appreciation (depreciation) in fair value of investments:
Mutual funds	2,279,132	1,142,128
Pooled separate fund	--	11,815
Common stock	211,142	(208,240)

Total Additions	8,287,767	6,082,717

Deductions from Net Assets Attributed to:
Benefits paid to participants	1,535,172	1,249,294
Administrative expenses	11,355	7,895

Total Deductions	1,546,527	1,257,189

Net Increase in Net Assets	6,741,240	4,825,528

Net Assets Available for Benefits, Beginning of Year	19,306,620	14,481,092

Net Assets Available for Benefits, End of Year	$26,047,860	$19,306,620

The accompanying notes are an integral part of these financial statements.

DELTA FUNDING CORPORATION 401(k)
PROFIT SHARING PLAN

Notes to Financial Statements

NOTE 1:                PLAN DESCRIPTION

The following description of the Delta Funding Corporation 401(k) Profit-Sharing Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Delta Funding Corporation (“DFC,” “Company” and also referred to as “Plan Sponsor”) who have completed one year of service, working 1,000 hours or more during the service period, and are age 21 or older.  During the first quarter of 2006, the business operations of Fidelity Mortgage Inc. were transferred to Fidelity Mortgage, a division of Delta Funding Corporation.  Effective with the transfer, all full-time employees of Fidelity Mortgage Inc. became employees of Delta Funding Corporation.

The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (“ERISA”).

Contributions

The Company contributes to the Plan the amounts deferred by the participants.  Eligible employees can elect to defer from 1% up to 20% of their compensation, as defined by the Plan, limited to the maximum for each year ($15,000 in 2006 and $14,000 in 2005) permitted by the Internal Revenue Code of 1986, as amended (the “Code”).  Effective January 1, 2002, catch-up contributions are also permitted for participants who have attained age 50 by December 31st, in accordance with Section 414(v) of the Code, in an amount up to a maximum of $5,000 in 2006, and $4,000 in 2005, without regard to the Plan limitation of 20% of compensation, bringing those participants’ statutory limitation to $20,000 for 2006 and $18,000 for 2005.  During the year ended December 31, 2006, highly compensated participants’ (as defined by the Plan) contributions were limited to $13,025 (under age 50) and $18,025 (age 50 or over).

In addition to the participant contributions, the Company can contribute discretionary matching and/or non-elective contributions.  During the years ended December 31, 2006 and 2005, the Company contributed $1,467,066 and $1,273,220, respectively, in matching contributions.  All employer contributions were made in cash.  The Company did not make any non-elective contributions during the years ended December 31, 2006 and 2005.

Participants’ Accounts

Contributions are invested in a choice of 15 mutual funds; a guaranteed interest account and the common stock of Delta Financial Corporation (see Note 7).  Contribution selections (investment options) are designated by the participants.  Participants may change their investment options on a daily basis and their contribution percentage on a quarterly basis.  Each participant’s account is credited with the participant’s contribution, earnings on their account and an allocation of the Company contributions, net of administrative expenses.  The allocation of the Company’s matching contributions is also directed by the participants.

DELTA FUNDING CORPORATION 401(k)
PROFIT SHARING PLAN

Notes to Financial Statements

NOTE 1:                PLAN DESCRIPTION (continued)

Vesting

Participants contributed funds arising from salary reductions and the earnings thereon, are fully vested at all times.  Vesting in the Company’s matching and/or non-elective contribution, and earnings thereon, is graduated based on years of service.  A participant is 100% vested after 5 years of service.  Any forfeited amounts shall be applied to reduce future employer's contributions.  For the years ended December 31, 2006 and 2005, employer contributions were reduced by forfeitures of approximately $55,000 and $23,000, respectively.  As of December 31, 2006 and 2005, unallocated forfeitures totaled approximately $84,000 and $55,000, respectively, which are included in Prudential Insurance Company Guaranteed Income Fund balance at the respective date.

Loans to Participants

Participants may borrow from their 401(k) accounts a minimum of $1,000 up to a maximum of 50% of their vested account balance or $50,000 which ever is lower.  Participants are entitled to borrow from their account for a maximum loan term of five years unless the proceeds are used to acquire a principal residence, in which case the term may not exceed 20 years.  The loans are secured by the balance in the participant’s account and the interest rate (fixed for the term of the loan) charged to participants is based on the “bank prime rate,” as shown in the Federal Reserve’s website on the last business day of the prior quarter, plus one percent.  Principal and interest payments are made ratably by the participants through after tax payroll deductions, on a bi-weekly or twice a month basis, which are added back to participants’ account balances.

Payment of Benefits

Upon termination of service (including such reasons as death, disability or retirement), participants with vested account balances in excess of $5,000 may (a) elect to receive a distribution of their account balance, (b) leave the vested balance in the Plan until a date not to exceed April 1st of the year following the year in which the participant reaches the age of 70 and ½ years old, or (c) request a direct rollover.  Participants electing to receive distributions of their account balances in excess of $5,000 may receive an amount equal to the value of the participants’ vested interest in their account as (1) a single lump-sum payment of the entire account balance; (2) a single sum payment for a portion of the account balance with the remainder paid over various annuity options; or (3) an annuity paid on a monthly, quarterly, semi-annual or annual installments over a period not to exceed the participant’s (or beneficiary’s) assumed life expectancy.  For participants with account balances below $5,000 they will receive the value of the vested interest in their account as a lump-sum distribution.

Mandatory Distributions

Delta Funding Corporation, as Plan Administrator, will make mandatory distributions in the form of a direct rollover to an individual retirement plan maintained by Prudential Bank and Trust, FSB from the Plan for participants with vested account balances between $1,000 and $5,000, which excludes any rollover contributions,

DELTA FUNDING CORPORATION 401(k)
PROFIT SHARING PLAN

Notes to Financial Statements

NOTE 1:                PLAN DESCRIPTION (continued)

in the event that the participant does not elect to have such distribution paid to an “eligible retirement plan” in a direct rollover or receive the distribution directly within a specific number of days after the date of the participants' termination of service or distribution notification.  For participants with account balances below $1,000, the mandatory distribution will be in the form of a lump-sum distribution paid directly to the participant.

Operating Expenses

Certain operating expenses of the Plan are absorbed by the Plan Sponsor.  Investment management fees are netted against investment income.  Loan processing fees are paid by the participants through a deduction from their respective account, and are recorded upon issuance of the loan.  Annual loan maintenance fees are paid by the participants through a quarterly deduction from their respective account.

NOTE 2:                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Plan’s financial statements have been prepared in conformity with U.S. generally acceptedaccounting principles (“GAAP”) and under the accrual basis method of accounting.

Investment earnings are reinvested in the respective funds.  Investment earnings include the Plan’s proportionate share of interest, dividends, realized gains and losses on the disposal of investments, and appreciation or depreciation in the fair value of the investments.  All purchases and sales are recorded on a trade date basis.

The Plan presents in the statements of changes in net asset available for benefits, the contributions from participants and employers, investment earnings, the net appreciation or depreciation in fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments, net of any benefits paid to participants and administrative expenses.

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the financial statements.  The most important of these estimates and assumptions relate to fair value measurements of the Plan investments.  Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from those estimates.

Adoption of New Accounting Pronouncement – On January 1, 2006, the Plan adopted Financial Accounting Standards Board (“FASB”) Staff Position FSP AAG INV-1 and Statement of Position (“SOP”) No. 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (collectively referred to as the “FSP”).  This FSP requires that fully benefit-responsive investment contracts be reported at fair value rather than contract value, as they were previously reported.  In accordance with the FSP, the Plan’s Statement of Net Assets Available for Benefits presents the Plan’s investments at amounts which approximate their fair value, including fully benefit-responsive investment contracts – specifically the Prudential Insurance Company Guaranteed Income Fund (“GIF”) (See Note 4).  The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005, which had no impact on the amounts as previously reported.

DELTA FUNDING CORPORATION 401(k)
PROFIT SHARING PLAN

Notes to Financial Statements

NOTE 3:                INVESTMENTS AT FAIR VALUE

The following table presents at December 31, 2006 and 2005 the fair values, as determined by quoted market price for the mutual funds and common stock, of the investments except for the GIF which is at contract value (see Note 4) as determined by Prudential, and Prudential AP Fund and Participant Loans which are presented at book value, which is deemed to be their fair values:

	At December 31,
	2006	2005

Calvert Large Cap Growth Fund A*	$3,565,902	$2,855,154
John Hancock Classic Value Fund A*	3,107,371	2,133,233
Alliance Berstein International Growth Class A*	2,991,007	--
Jennison Small Company Fund A*	2,363,763	1,840,682
Prudential Insurance Company Guaranteed Income Fund*	2,239,846	1,824,727
Delaware Diversified Income Fund A*	1,731,688	1,269,484
Seligman Communication & Information Fund A*	1,688,010	1,239,450
Davis NY Venture Fund A*	1,505,266	1,067,819
Goldman Sachs Mid Cap Value Fund A*	1,493,971	182,259
Delta Financial Corporation Common Stock	1,193,328	1,059,020
Dryden Stock Index Fund Z	997,163	812,114
Participant Loans	833,606	483,336
American Funds Fundamental Investors Class A	717,581	--
Allianz NFJ Small Cap Value Fund A	606,958	341,354
American Funds Growth Fund of America Fund A	510,019	325,564
Jennison Health Sciences Fund A	435,517	468,881
Dreyfus Premier New Leaders Fund A	151,510	75,100
Legg Mason Partners Global High Yield Bond Fund	7,913	--
Prudential AP Fund	215	212
Templeton Foreign Fund R	--	1,978,911
Lord Abbett Mid Cap Value Fund A	--	823,925
American Funds Washington Mutual Fund A	--	470,188

	$26,140,634	$19,251,413

* Denotes investments representing 5% or more of net assets available for benefits at December 31, 2006.

DELTA FUNDING CORPORATION 401(k)
PROFIT SHARING PLAN

Notes to Financial Statements

NOTE 4:            INVESTMENT CONTRACT WITH INSURANCE COMPANY

During 2005, the Plan’s investment options were amended to include the GIF, a fully benefit-responsive investment contract with Prudential Insurance Company of America (“Prudential”).  The GIF is a stable value product designed for defined contribution plans that provides money market liquidity and safety of principal.  Prudential maintains the GIF in a general account.  The crediting interest rate, which is guaranteed and cannot be less than 1.50%, is reset semi-annually by Prudential and was 3.80% and 3.05% at December 31, 2006 and 2005, respectively.

The GIF is recorded at contract value, which approximates fair value because of the short term nature of the investment.  Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit responsive features.  For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  There are no reserves against contract values for credit risk of contract issues or otherwise.

The average yield was approximately 3.52% and 3.05% for the years ended December 31, 2006 and 2005, respectively.  Interest earned was approximately $72,000 and $39,000 for the years ended December 31, 2006 and 2005, respectively.

NOTE 5:            PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its discretionary contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  The Plan provides for full and immediate vesting of all participant rights upon termination of the Plan.

NOTE 6:            TAX STATUS

The Plan obtained its latest determination letter on June 3, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code.  The Plan has been amended since receiving the determination letter.  However, both the Plan’s administrator and tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

NOTE 7:           RELATED PARTY TRANSACTIONS (PARTY-IN-INTEREST)

During the years ended December 31, 2006 and 2005, the Plan purchased shares of stock in Delta Financial Corporation, the parent company of the Plan Sponsor, at market prices totaling approximately $305,000 and $336,000, respectively.  In addition, shares were sold during the years ended December 31, 2006 and 2005, at market prices totaling approximately $381,000 and $143,000, respectively.

DELTA FUNDING CORPORATION 401(k)
PROFIT SHARING PLAN

Notes to Financial Statements

NOTE 7:            RELATED PARTY TRANSACTIONS (PARTY-IN-INTEREST) – (continued)

At December 31, 2006 and 2005, the Plan held 117,801 shares and 126,375 shares, respectively, of Delta Financial Corporation stock at market prices totaling $1,193,328 and $1,059,020, respectively. Certain Plan investments are shares of mutual funds and a guaranteed interest account managed by Prudential.  Prudential Trust Company (a related party to Prudential) is the trustee of the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 8:            RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 9:	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Plan’s investments, except for the GIF, are recorded at fair value as determined by quoted market prices.  The carrying value of the GIF, contributions receivable, participant loans, and payable to participants approximates their fair values because of the short term nature of the items.

NOTE 10:          PAYABLE TO PARTICIPANTS

As a result of the Plan’s non-compliance with its non-discrimination test, the Plan agreed to reimburse $173,732 in excess contributions at December 31, 2006 to highly compensated participants in order to satisfy contribution requirements.  This distribution was recorded on the financial statements as “payable to participants” with an offset to “participant contributions.”

NOTE 11:         RECENT ACCOUNTING DEVELOPMENTS

Fair Value Option for Financial Assets and Financial Liabilities.  In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115,” which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be so measured.  The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities.  SFAS No. 159 does not affect any

DELTA FUNDING CORPORATION 401(k)
PROFIT SHARING PLAN

Notes to Financial Statements

NOTE 11:          RECENT ACCOUNTING DEVELOPMENTS (continued)

existing accounting literature that requires certain assets and liabilities to be carried at fair value, and does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157, “Fair Value Measurements,” and SFAS No. 107, “Disclosures about Fair Value of Financial Instruments.” SFAS No. 159 is effective for the Plan's fiscal year beginning after November 15, 2007.  The Plan is currently assessing the impact that the adoption of SFAS No. 159 will have on its financial statements, but does not expect that the adoption during the first quarter of 2008 will have a material impact on the Plan’s financial statements.

Fair Value Measurements.  In September 2006, FASB issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  The Plan is currently assessing the impact that the adoption of SFAS No. 157 will have on its financial statements, but does not expect that the adoption during the first quarter of 2008 will have a material impact on the Plan’s financial statements.

Accounting for Uncertainty in Income Taxes.  In June 2006, FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48").  FIN 48 provides guidance on how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements.  FIN 48 requires the evaluation of tax positions taken or expected to be taken (including whether an entity is tax exempt) in the course of preparing the Plan's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable taxing authority.  Tax positions not deemed to meet this threshold would be required to be recorded on the financial statements.  FIN 48 is effective for fiscal years beginning after December 15, 2006, and is to be applied to all open tax years as of the date of effectiveness.  Management is in the process of evaluating the impact of the application of FIN 48 to the Plan, but does not expect the adoption to have a material impact on the Plan's net assets.

DELTA FUNDING CORPORATION 401(k)
PROFIT SHARING PLAN

Schedule H, Item 4i
Schedule of Assets Held at End of Year

E.I.N. # 11-2609517
Plan # 002

Year Ended December 31, 2006

(a)	Identity of Issue, Borrower, Lessor or Similar Party (b)	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (c)	Cost (d)	Current Value (e)

	Delaware Diversified Income Fund A	Mutual Fund	**	$ 1,731,688
	Alliance Berstein International Growth Class A	Mutual Fund	**	2,991,007
	Seligman Communication & Information Fund A	Mutual Fund	**	1,688,010
*	Jennison Small Company Fund A	Mutual Fund	**	2,363,763
*	Prudential Insurance Company Guaranteed Income Fund	Guaranteed Interest Account	**	2,239,846
	American Funds Fundamental Investors Class A	Mutual Fund	**	717,581
	Legg Mason Partners Global High Yield Bond Fund	Mutual Fund	**	7,913
	John Hancock Classic Value Fund A	Mutual Fund	**	3,107,371
	American Funds Growth Fund of America Fund A	Mutual Fund	**	510,019
*	Jennison Health Sciences Fund A	Mutual Fund	**	435,517
	Allianz NFJ Small Cap Value Fund A	Mutual Fund	**	606,958
	Dreyfus Premier New Leaders Fund A	Mutual Fund	**	151,510
	Goldman Sachs Mid Cap Value Fund A	Mutual Fund	**	1,493,971
*	Dryden Stock Index Fund Z	Mutual Fund	**	997,163
	Calvert Large Cap Growth Fund A	Mutual Fund	**	3,565,902
	Davis NY Venture Fund A	Mutual Fund	**	1,505,266
*	Prudential AP Fund	Mutual Fund	**	215
*	Delta Financial Corporation Common Stock	Employer Common Shares	**	1,193,328
	Participant Loans	Rates 5.00% - 9.25%, Maturing 1/07 – 7/24	$ --	833,606

*  Denotes party-in-interest.
**  Cost information is not required for participant-directed investments and, therefore, is not included on this schedule.

See Report of Independent Registered Public Accounting Firm.